December 15, 2009

Mikhail V. Shamolin
President and Chief Executive Officer
Mobile TeleSystems OJSC
5 Vorontsovskaya Street, Bldg. 2, Moscow 109147
Russian Federation

      Re: **Mobile TeleSystems OJSC**
              Form 20-F for the Fiscal Year Ended December 31, 2008
              Filed July 6, 2009
              File No. 333-12032
              Response Letter Dated November 27, 2009

Dear Mr. Shamolin:

We refer you to our comment letter dated November 13, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                      Sincerely,

                      Cecilia Blye, Chief
                      Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance